

10030054

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ULLICO Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1625 Eye Street, NW
(No. and Street)

Washington, (City) DC (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Fried (202) 354-8062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 4000; Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Adam Fried, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ULLICO Investment Company, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MEGHAN C. NEWKIRK
NOTARY
PUBLIC
MONTGOMERY CO. MD

MEGHAN C. NEWKIRK
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
My Commission Expires May 11, 2012

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ULLICO Investment Company Inc.

Audited Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents



Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: + 1 215 448 5000
Fax: + 1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
ULLICO Investment Company Inc.

We have audited the accompanying statement of financial condition of ULLICO Investment Company Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ULLICO Investment Company Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 25, 2010

ULLICO Investment Company Inc.

Statement of Financial Condition

As of December 31, 2009

Assets	
Cash and cash equivalents	$ 164,955
Short-term investment	799,562
Deferred income taxes	140,646
Fee income receivable	172,917
Prepaid assets	27,888
Total assets	$ 1,305,968
Liabilities	
Compensation payable	$ 761,000
Professional fees payable	40,785
Total liabilities	801,785
Stockholder's Equity	
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	1,000
Additional paid-in capital	249,000
Retained earnings	254,183
Total stockholder's equity	504,183
Total liabilities and stockholder's equity	$ 1,305,968

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company Inc.

Statement of Operations

For the Year Ended December 31, 2009

Revenues	
Commissions	$ 3,022,676
Investment income	348
Total revenues	3,023,024
Expenses	
Allocated operating expenses	1,810,425
Professional fees	105,745
Allocated compensation and related expenses	1,344,799
Insurance expense	107,093
Regulatory fees and expenses	12,857
Total expenses	3,380,919
Loss before income tax benefit	(357,895)
State income tax expense	(4,091)
Deferred benefit for income taxes	126,695
Total tax benefit	122,604
Net loss	$ (235,291)

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2009

	Shares of Common Stock	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2008	1,000	$ 1,000	$ 249,000	$ 489,474	$ 739,474
Net loss	–	–	–	(235,291)	(235,291)
Balance, December 31, 2009	1,000	$ 1,000	$ 249,000	$ 254,183	$ 504,183

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company Inc.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating and investing activities	
Net loss	$ (235,291)
Adjustments to reconcile net loss to net cash used in operating and investing activities:	
Changes in operating assets and liabilities:	
Short-term investment	(799,562)
Deferred income taxes	(126,695)
Fee income receivable	(34,375)
Prepaid assets	21,855
Accrued investment income	1,566
Compensation payable	318,458
Professional fees payable	(1,000)
Income tax payable	(27,825)
Other liabilities	500
Cash used in operating and investing activities	(882,369)
Cash and cash equivalents at beginning of year	1,047,324
Cash and cash equivalents at end of year	$ 164,955
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 27,512

The accompanying notes are an integral part of these financial statements.

ULLICO Investment Company Inc.

Notes to Financial Statements

December 31, 2009

1. Organization and Nature of Business

ULLICO Investment Company (the Company), a wholly owned subsidiary of ULLICO Inc. (ULLICO), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD).

The Company is a component of a larger business enterprise, and its officers, personnel and other support are provided by that entity. Substantially all of its commission revenue is derived from management fees earned by ULLICO Investment Advisors, Inc. (the Manager), and Union Labor Life Insurance Company, (ULL), both wholly owned subsidiaries of ULLICO. The Manager agrees to pay a placement agent fee of 25% of the annual investment management fees generated through the management of privately offered funds other than the BCOM – ULLICO Southern Fund (BUSF). The Company also earns a placement agent fee derived from 8.5% of the annual investment management fees earned by ULL for marketing group annuity products.

From March 31, 2008 through September 30, 2009, the Company was retained by the General Partner of BUSF to market the privately offered fund. The Company received a placement agent fee determined by multiplying each Limited Partner's commitment designated as "Independent" by .5% and by multiplying each Limited Partner's commitment designated as "House" by .1% plus an additional payment determined by multiplying each Limited Partner's commitment by .05%. The placement agent fee earned is to be paid in twelve equal installments over twelve calendar quarters as the commitments were funded. However, no commitments were funded in 2009 by the limited partners. The placement agent agreement between BUSF and the Company terminated effective September 30, 2009. Pursuant to the termination agreement, the General Partner of BUSF will pay the Company the balance of all accrued fees totaling $172,917 (of which $34,375 which was earned in 2009) upon the acquisition of investments acquired by BUSF subsequent to the date of the termination agreement. No acquisitions have occurred and no payments have been made as of the date of these financial statements.

2. Significant Accounting Policies

Financial Accounting Standards Board (FASB) Codification

The FASB Accounting Standards Codification (ASC) has become the exclusive reference of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal laws are also sources of authoritative GAAP for SEC registrants. The ASC has superseded all existing non-SEC accounting and reporting standards. The Company's financial statements are prepared in accordance with GAAP

2. Significant Accounting Policies (continued)

which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized as earned in accordance with respective service agreements between the Company and other entities.

Income Taxes

The Company is included in the consolidated federal income tax return filed by ULLICO. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes any required tax payments to ULLICO.

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The deferred income tax asset at December 31, 2009 arises primarily as a result of net operating loss carryforwards. Management has evaluated the need for a valuation allowance for deferred tax assets and believes the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The components of the provision for income tax as of December 31, 2009, includes a deferred benefit of $126,695 for federal income tax and a provision of $4,091 for state income tax, respectively.

The Company implemented the uncertain tax provision guidance in 2009 in accordance with the transition rules provided in ASC 740-10-65-1. For calendar year 2009, there was no interest or penalties accrued on federal income tax. There are no material unrecognized tax benefits within the meaning of ASC 740-10-65-2 and management does not expect any significant increase or decrease within the following 12 months. Tax years that remain open and subject to examination by the Internal Revenue Service are calendar years 2006 and forward.

2. Significant Accounting Policies (continued)

Financial Instruments

The Company's financial instruments consist primarily of cash, cash equivalents and receivables, accounts payable and accrued liabilities. The Company believes all of the financial instruments are recorded at values that approximate current value due to the short-term nature of these instruments. The short term investment at December 31, 2009 is an investment in a U.S Treasury bill with a maturity of May 2010 and whose discounted carrying amount approximates its fair value.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less. Because of the short maturity of these investments, the carrying amounts approximate their fair value. Cash equivalents include an investment in a money market fund.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2009, and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness at December 31, 2009, as defined. At December 31, 2009, the Company's net capital was $155,995, which was $102,543 in excess of net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 5.14 to 1.

4. Related-Party Transactions

The Company has entered into an Expense Sharing Agreement (Agreement) with the Manager whereby the Manager allocates a certain percentage of expenses for rent, utilities, sub-advisor fees, salaries and employee benefits, telephone, equipment, furniture and fixtures, accounting services and other general administrative and office expenses to the Company. All other operating expenses other than those allocated under the Agreement are paid directly by the

4. Related-Party Transactions (continued)

Company. The operating results or financial condition may have been significantly different had the Company been autonomous.

5. Concentration of Credit Risk

The Company maintains its cash in a bank account, which, at times, may exceed federally insured limits. The Company has not experienced any losses on this account. In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. Subsequent Event

Events or transactions that occur after the balance sheet date but before the financial statements are issued and categorized as recognized or non-recognized for financial statement purposes. The Company has evaluated subsequent events through February 25, 2010, the date the financial statements were issued, and has determined there were no events that required recognition or disclosure in the financial statements.

Supplemental Information

ULLICO Investment Company Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2009

Total stockholders' equity qualified for net capital	$ 504,183
Less non-allowable assets:	
Prepaid assets	(27,888)
Fee income receivable	(172,917)
Deferred income taxes	(140,646)
	(341,451)
Less haircut	(6,737)
Net capital	$ 155,995
Total aggregate indebtedness	$ 801,785
Minimum capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 53,452
Net capital in excess of minimum required	$ 102,543
Excess net capital at 1,000%, as defined	$ 75,843
Ratio of aggregate indebtedness to net capital	5.14 to 1

The above computation does not materially differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2009, in the Company's FOCUS report filed on January 27, 2010.

ULLICO Investment Company Inc.

Statement Regarding Rule 15c3-3 of the SEC

As of December 31, 2009

Computation for Determination of Reserve Requirement

The Company operates under the exemptive provisions of paragraph (k)(1) of SEC rule 15c3-3.

Information Relating to Possession or Control Requirements

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2009.

Supplementary Report



Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: + 1 215 448 5000
Fax: + 1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
ULLICO Investment Company Inc.

In planning and performing our audit of the financial statements of ULLICO Investment Company Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the SEC, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with


ERNST & YOUNG

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2010

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ULLICO Investment Company Inc
1625 Eye Street, NW
Washington, DC 20006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Adam Fried (202) 354-8062

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,543

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

04/07/2009
Date Paid

C. Assessment balance due 1,393

D. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

E. Total assessment balance and interest due (or overpayment carried forward) $ 1,393

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 1,393

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ULLICO Investment Company, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24 day of February, 20 10.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,302,054
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$1,684,727
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 617,327
2e. General Assessment @ .0025	$ 1,543 (to page 1 but not less than $150 minimum)

Paid date	Account Number	Serial Number	Amount
03/04/2010	5590080882	880000008	$1,393.00

254070116
03/03/2010
003021230255295

This is a LEGAL COPY of your check. You can use it the same way you would use the original check

E254070116] 03/03/2010
44

ULLICO
Investment Company, Inc

880000008

02/25/2010

One Thousand Three Hundred Ninety-Three And NO/100 Dollars

************$1,393.00

VOID AFTER 180 DAYS

520111388 17 030310 0567357 34

TO THE ORDER OF
SECURITIES INVESTOR
PROTECTION CORPORATION
P O BOX 92185
WASHINGTON, DC 20090-2185

⑈880000008⑈ ⑆071923022⑆ 5590080882⑈

⑈880000008⑈ ⑆071923022⑆5590080882⑈ ⑈0000139300⑈

Paid date	Account Number	Serial Number	Amount
03/04/2010	5590080882	880000008	$1,393.00

FOR DEPOSIT TO
SIPC
COLLECTION ACCOUNT
6673 5734

520111388 03032010 000000066735734 01 RSN 00

02100089 8612 >021000089<
BO0000 066735734CITIBANK,NY
0455 520111388 030310 2012422627

BANK OF AMERICA,NA HRT
011000138 E6418 33 P07
03/04/10

477030320

↓Do not endorse or write below this line↓

THIS DOCUMENT HAS A BLUE BACKGROUND, CONTAINS AN ARTIFICIAL WATERMARK ON THE BACK

ULLICO
Investment Company, Inc
8403 Colesville Rd.
Silver Spring, MD 20910
(202) 682-0900

0012000199

70-2302
719

04-07-2009

120015872 05 041307

One Hundred Fifty And NO/100 Dollars

$**150.00

VOID AFTER 180 DAYS

TO THE ORDER OF SECURITIES INVESTOR PROTECTION CORPORATION
P O BOX 92185
WASHINGTON DC 20090-2185

LaSalle Bank N.A. Chicago, Illinois 60603

Two signatures required for amounts over $25,000.00

⑈12000199⑈ ⑆071923022⑆ 5590080882⑈ ⑈0000015000⑈

ENDORSE HERE

FOR DEPOSIT TO
SIPC
COLLECTION ACCOUNT
8673-5734

DO NOT WRITE / SIGN / STAMP BELOW THIS LINE

DEPOSITORY BANK ENDORSEMENT

1309 201-242-2627

BANK OF AMERICA,NA BAL
011000138 E4310 23 P03
04/14/09
4230186434

Tag	Serial Number	Note	Payee Name	Item Date	Volume ID	Account Number	Amount
No	12000199	No		04/15/2009	09050550008501	5590080882	150.00

Ernst & Young

Ernst & Young LLP
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Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: + 1 215 448 5000
Fax: + 1 215 448 4069
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of ULLICO Investment Company, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of ULLICO Investment Company Inc. (the "Company" or "UIC")), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. The Company's management is responsible for UIC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

   We compared amount in line "F. PAID WITH THIS FORM" from page 1 of the Form SIPC-7T to the amount of the check payable to SIPC on February 25, 2010, and found them to be in agreement.

2. Compare the amounts reported on the FOCUS reports for the period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009.

   We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7T:

SIPC-7T Line Item	*Procedure*
2a.Total Revenue	*We agreed the amount of total revenue from the SIPC-7T to the sum of the amounts found on line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods April 1, 2009 through June 30, 2009, July 1 through September 30, 2009, and October 1 through December 31, 2009 without exception.*

3. Compare any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   We performed the following procedures related to the adjustments on the Form SIPC-7T:

SIPC-7T Line Item	*Procedure*
2c. Deductions: (1)	*We agreed the amount on line 2c.(1) on page 2 of the SIPC-7T to amounts derived from the supporting schedules prepared by the Company entitled "2c Deductions (1), which are derived from the accounting records used to prepare the FOCUS reports filed for the periods April 1, 2009 through June 30, 2009, July 1 through September 30, 2009, and October 1 through December 31, 2009.*

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T, filed by the Company on February 25, 2010, and on the related supporting schedules and working papers supporting the adjustments, without exception.

* * * * * * *



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2010

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

ULLICO Investment Company Inc.
Year Ended December 31, 2009
With Report of Independent Auditors